As filed with the Securities and Exchange Commission on June 20, 2002

Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SCM MICROSYSTEMS, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	47211 Bayside Parkway Fremont, California 94538 (510) 360-2300 (Address and Telephone number of Principal Executive Offices)	77-0444317 (I.R.S. Employer Identification Number)

Andrew Warner
Chief Financial Officer
SCM Microsystems, Inc.
47211 Bayside Parkway
Fremont, California 94538
(510) 360-2300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

Calculation of Registration Fee

Title of Each Class of Securities	Amount to be	Proposed Maximum Offering	Proposed Maximum
to be Registered	Registered	Price per Unit(1)	Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.001 par value	159,101	$9.60	$1,527,379.20	$140.52

(1)	The Proposed Maximum Offering Price Per Share was estimated pursuant to Rule 457(c) on the basis of the average of the high and low prices reported on the NASDAQ National Market on June 19, 2002.

SCM Microsystems, Inc. hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until SCM Microsystems, Inc. shall file an amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 20, 2002

SCM MICROSYSTEMS, INC.

UP TO 159,101 SHARES OF COMMON STOCK

WHICH THE SELLING STOCKHOLDERS MAY RESELL UNDER THIS PROSPECTUS

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     The stockholders of SCM Microsystems, Inc. listed in this prospectus may resell up to 159,101 shares of our Common Stock under this prospectus for their own accounts. We will not receive any of the proceeds from the sale of these shares by the selling stockholders.

     These shares listed in this prospectus were acquired by the selling stockholders in connection with the acquisition of a third-party by one of SCM’s subsidiaries.

     The selling stockholders may offer their common stock through public or private transactions at prevailing market prices or at privately negotiated prices. These future prices are not known.

     Our common stock is quoted on the Nasdaq National Market under the symbol “SCMM”. The last reported sale price of our common stock on the Nasdaq National Market on June 19, 2002 was $9.69.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of SCM common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares.

CONSIDER CAREFULLY THE RISK FACTORS
BEGINNING ON PAGE 5 IN THIS PROSPECTUS

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June      , 2002.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
OUR BUSINESS
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT SCM
INFORMATION INCORPORATED BY REFERENCE
MATERIAL CHANGES
SIGNATURES
EXHIBIT INDEX
EXHIBIT 5.1
EXHIBIT 23.1

     In this prospectus, unless indicated otherwise, “SCM,” the “Company,” “we,” “us” and “our” refer to SCM Microsystems, Inc. and its subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” in the documents incorporated by reference herein and located elsewhere in this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to future plans, objectives, events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential,” or “continue,” the negative of these terms or other comparable terminology. These forward-looking statements involve a number of risks and uncertainties and are only predictions. Our actual events or results may differ materially from any forward-looking statement. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” Please review these risk factors carefully. Also, please review the sections captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the Fiscal year ended December 31, 2001 and our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2002.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. Before you invest in our common stock, you should be aware that the occurrence of the events described under “Risk Factors” and elsewhere in this prospectus could harm our business.

OUR BUSINESS

     SCM Microsystems designs, develops and sells hardware, software and silicon that enables people to conveniently and securely access digital content and services, including content and services that have been protected through digital encryption. We sell our products primarily into two broad markets: Security and Digital Media.

     In the Security market, we provide reader technology for access control systems deployed on the digital television and PC platforms:

•	our conditional access modules and interface technology are used by digital television broadcasters to restrict access to encrypted digital television broadcasts to paying subscribers; and

•	our smart card readers and interface technology are used to control access to PCs, computer networks and the Internet to facilitate computer and network security and secure online transactions.

     In the Digital Media market, we provide hardware and software products that help consumers capture, edit and share digital media content. Our Digital Media and Video products:

•	allow users to easily capture on a personal computer media content such as analog or digital video, digital photos or digital music from multiple sources, such as VCRs, digital camcorders, digital cameras and MP3 music players;

•	help users to edit and personalize their digital media content on a PC; and

•	help users to convert their digital media content to a format where the content can be shared with family and friends, such as an electronic file for email or web posting, a compact disk, or CD, or digital versatile disk, or DVD.

     Our target customers vary by market. For the Security market, our target customers are primarily manufacturers in the consumer electronics, computer and conditional access system industries. For the Digital Media market, our target customers are end user consumers as well as manufacturers in the computer and consumer electronics industries. We sell and license our products through a direct sales and marketing organization, both to the retail channel and to original equipment manufacturers, or OEMs. We also sell through distributors, value added resellers and systems integrators worldwide.

     Operationally, we have organized our business around three divisions:

•	Digital Television and Video, which focuses on products, development, customers and relationships in the global markets for digital TV and digital video solutions;

•	PC Security, which focuses on products, development, customers and relationships in the global markets for solutions that enable smart card-based enterprise, financial and government PC Security applications; and

•	Digital Media, which focuses on products, development, customers and relationships in the global market for solutions that enable data transfer between various digital devices and platforms.

     While throughout 2001, we organized our business around these three divisions, beginning in fiscal 2002 we have structured our operations around two businesses:

•	Security, which comprises our digital TV and PC security products, markets and activities and focuses on the global market for securing encrypted digital TV broadcasts and for enabling smart card based security solutions for the PC platform; and

•	Digital Media and Video, which comprises our digital media and digital video products, markets and activities and focuses on the global market for capturing, editing and sharing digital media content, including digital video.

     In addition, on February 28, 2002, we announced our intention to separate our Digital Media and Video business as an independent entity and make our Security business the core focus of our strategy going forward. We expect that the various activities relating to the separation of the Digital Media and Video business will not be completed for several months from the date hereof. We are evaluating various strategies to separate the Digital Media and Video business, including a spin-off or sale.

RISK FACTORS

     An investment in our common stock involves a high degree of risk. Prospective investors are cautioned that the statements made in this prospectus or in documents incorporated by reference herein that are not descriptions of historical facts may be forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated because of a number of factors, including those identified herein under the heading “Risk Factors” and elsewhere in this prospectus or in documents incorporated by reference herein.

     The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition, results of operations or product market share could be materially and adversely affected. The trading price of our common stock could decline due to any of these risks and you may lose part or all of your investment.

We have incurred operating losses and may not achieve profitability.

     We have a history of losses with an accumulated deficit of approximately $74.3 million as of March 31, 2002. Although we were profitable for the quarter ending March 31, 2002, we may continue to incur losses in the future and may be unable to achieve profitability.

Our quarterly operating results will likely fluctuate.

     Our quarterly operating results have varied greatly in the past and will likely vary greatly in the future depending upon a number of factors. Many of these factors are beyond our control. Our revenues, gross margins and operating results may fluctuate significantly from quarter to quarter due to, among other things:

•	business and economic conditions overall and in our markets, and in particular, the demand in our retail channels;

•	the timing and amount of orders we receive from our customers that, in the case of our consumer products and products sold to the government, may be tied to seasonal demand or budgetary cycles;

•	cancellations or delays of customer product orders, or the loss of a significant customer;

•	our backlog and inventory levels;

•	our customer and distributor inventory levels and product returns;

•	new product announcements or introductions by us or our competitors;

•	our ability to develop, introduce and market new products and product enhancements on a timely basis, if at all;

•	the sales volume, product configuration and mix of products that we sell;

•	our success in expanding our sales and marketing organization and programs;

•	technological changes in the market for our products;

•	increased competition or reductions in the average selling prices that we are able to charge;

•	fluctuations in the value of foreign currencies against the U.S. dollar;

•	the timing and amount of marketing and research and development expenditures;

•	our investment experience related to our strategic minority equity investments; and

•	costs related to events such as acquisitions, litigation and write-off of investments.

     Due to these and other factors, our revenues may not increase or remain at their current levels. Because a high percentage of our operating expenses are fixed, a small variation in our revenue can cause significant variations in our earnings from quarter to quarter and our operating results may vary significantly in future periods. Therefore, our historical results may not be a reliable indicator of our future performance.

A number of factors make it difficult to estimate operating results prior to the end of a quarter.

     We do not typically maintain a significant level of backlog. As a result, revenues in any quarter depend on contracts entered into or orders booked and shipped in that quarter. In recent periods, customers, including distributors of our consumer products, have tended to make a significant portion of their purchases towards the end of the quarter, in part because they are able, or believe that they are able, to negotiate lower prices and more favorable terms. This trend makes predicting revenues difficult. The timing of closing larger orders increases the risk of quarter-to-quarter fluctuation. If orders forecasted for a specific group of customers for a particular quarter are not realized or revenues are not otherwise recognized in that quarter, our operating results for that quarter could be materially adversely affected.

Weakness in the economy could decrease demand for our products or for our customers’ products, causing customers to decrease or cancel orders to us or to delay payment.

     Recently, economic conditions in the United States have resulted in decreased demand from end users for many companies’ products, including ours. Throughout 2001 and during 2002 through the date hereof, we have experienced decreased actual and anticipated demand for our retail digital video editing products and for our digital media reader/writers sold through the retail and OEM channels. Reductions in consumer spending impacts our OEM business as well as our retail business because our OEM customers may reduce or cancel orders for our products if their own visibility of future orders is compromised by decreased demand or if increased pricing pressures force them to reduce costs by ceasing to bundle our products along with their own. Decreased or lower than expected sales will most likely adversely affect our stock price. Also, reduced or canceled orders for our products could lead to decreased sales in a particular period and, because many of our products are custom made for particular customers, could also cause us to write off inventory. In some cases, customers could delay payment or be unable to pay for orders made to us, causing us to increase our allowance for doubtful accounts or to write off certain receivables. In addition, if we anticipate that demand for our products will not increase, we may decide to reduce our operating expense base in order to maintain or reach profitability. Decreased sales, expense base decreases or any write-offs, or any combination of these, could have a materially adverse affect on our operating results.

There are risks associated with our decision to separate our Digital Media and Video business and our Security business.

     On February 28, 2002, we announced our intention to create two distinct businesses within SCM, a Security business and a Digital Media and Video business. In addition, we announced our intention to separate our Digital Media and Video business as an independent entity and make our Security business the core focus of our strategy going forward. During the first and second quarters of 2002, we have initiated activities to create a separate legal entity around our Digital Media and Video business in preparation for its separation, which we expect will not be completed for several months. Our inability to properly implement the separation may adversely affect our revenues, results of operations and our stock price. Risks which could impact our ability to properly implement the separation include:

•	the separation process and results thereof will occupy a significant portion of senior management time and effort and may distract management and employees from the operation of these businesses;

•	the separation could be delayed or cancelled;

•	our separation strategy could be perceived negatively by our customers or cause them to choose our competitors’ products instead of ours;

•	implementation of the separation strategy could make it more difficult for us to retain employees and may otherwise adversely affect employee morale; and

•	adverse market perception of the separation may cause our stock price to decline.

     Also, there is no assurance that we will effectively implement the separation in a timely manner or at all. This implementation requires management to make and effect several administrative and employment-related decisions efficiently. If we do not implement these decisions efficiently, our operating results could be adversely affected. Furthermore, there is no assurance that, if we do implement the separation efficiently and in a timely manner, we will realize the benefits we contemplate from the separation. If we do not realize these benefits, our operations could be adversely affected and our stock price could decline.

Our listing on the Neuer Markt of the Frankfurt Stock Exchange exposes our stock price to additional risks of fluctuation.

     Our common stock experiences a significant volume of trading on the Neuer Markt of the Frankfurt Stock Exchange. Because of this, factors that would not otherwise affect a stock traded solely on Nasdaq may cause our stock price to fluctuate. Investors outside the United States may react differently and more negatively than investors in the United States to events such as acquisitions, one-time charges and lower than expected revenue or earnings announcements. Any negative reaction by investors in Europe to such events could cause our stock price to decrease. In addition, the European economy and market conditions in general, or downturns on the Neuer Markt specifically, regardless of the Nasdaq market conditions, could negatively impact our stock price.

Our stock price has been and is likely to remain volatile.

     The stock market has recently experienced significant price and volume fluctuations that have particularly affected the market prices of the stocks of technology companies. During the 12-month period from June 4, 2001 to June 4, 2002, the reported sale prices for our common stock on the Nasdaq market ranged between $4.55 to $17.23 per share. Volatility in our stock price may result from a number of factors, including:

•	variations in our or our competitors’ financial and/or operational results;

•	the fluctuation in market value of comparable companies in any of our markets;

•	comments and forecasts by securities analysts;

•	expected or announced relationships with other companies;

•	trading patterns of our stock on the Nasdaq Stock Market or the Neuer Markt of the Frankfurt Stock Exchange;

•	any loss of key management;

•	announcements of technological innovations or new products by us or our competition;

•	developments related to our decision to organize our company around a Security business and a Digital Media and Video business and to separate our Digital Media and Video business and focus on our Security business as a core strategy;

•	litigation developments; and

•	general market downturns.

     In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management’s attention and resources.

Sales of our products depend on the development of several emerging markets.

     We sell our products primarily to emerging markets that have not yet reached a stage of mass adoption or deployment. If demand for products in these markets does not develop and grow sufficiently, revenues and gross profit margins in either or both of our Security or our Digital Media and Video business could level off or decline. We cannot predict the future growth rate, if any, or size or composition of the market of our products in any of these markets. The demand and market acceptance for our products, as is common for new technologies, will be subject to high levels of uncertainty and risk and may be influenced by several factors, including general economic conditions.

     In our Security business, these factors also include the following:

•	the slow pace and uncertainty of adoption in Europe of open systems platforms that require conditional access modules, such as ours, that use the DVB-CI standard;

•	the strength of entrenched security and set-top receiver suppliers in the United States who may resist the use of removable conditional access modules, such as ours, and prevent or delay opening the U.S. digital television market to greater competition; and

•	the ability of financial institutions, corporate enterprises and the U.S. government to create and deploy smart card-based applications that will drive demand for smart card readers such as ours.

     In our Digital Media and Video business, demand for our products will also be influenced by the following:

•	the ability of flash memory card manufacturers to develop higher capacity memory cards that will drive demand for digital media readers, such as ours, that enable rapid transfer of large amounts of data;

•	the availability of low cost hardware and software OEM solutions to allow expansion in the PC OEM market; and

•	increased consumer acceptance of DVDs, CDs and DVD players and readers.

If we are unable to develop and maintain the strategic relationships necessary to develop, sell and market products that are commercially viable and widely accepted, the growth and success of our business may be limited.

     If we are unable to anticipate market trends and the price, performance and functionality requirements for our products, we may not be able to develop and sell products that are commercially viable and widely accepted. We must collaborate closely with our customers, suppliers and other strategic partners to ensure that critical development, marketing and distribution projects proceed in a coordinated manner. Also, this collaboration is important because these relationships increase our exposure to information necessary to anticipate trends and plan product development. If any of our current relationships terminate or otherwise deteriorate, or if we are unable to enter into future alliances that provide us with comparable insight into market trends, our product development and marketing efforts may be adversely affected.

Our future success will depend on our ability to keep pace with technological change and meet the needs of our target markets and customers.

     The markets for our Security and Digital Media and Video products are characterized by rapidly changing technology and the need to differentiate our products through technological enhancements. Our customers’ needs change and new products are introduced frequently. Product life cycles are short and industry standards are still evolving. These rapid changes in technology, or the adoption of new industry standards, could render our existing products obsolete and unmarketable. If one of our products is deemed to be obsolete or unmarketable, then we might have to reduce revenue expectations or write off inventories for that product. Our future success will depend upon our ability to enhance our current products and to develop and introduce new products on a timely basis that address the increasingly sophisticated needs of our customers and that keep pace with technological developments, new competitive product offerings and emerging industry standards. In addition, in cases where we are selected to supply products based on features or capabilities that are still under development, we must be able to complete our product design and delivery process in a timely basis, or risk losing current and any future business from our customers.

     For example, our SmartReady, SmartSecure, SmartTrust and SmartRetail product families are designed to provide smart card-based security for PCs. Smart cards are beginning to be widely deployed by financial institutions, the U.S. government, corporations and other large organizations, in some cases in advance of anticipated security-oriented applications. However, standards for smart card readers are still emerging. We may not be able to comply with emerging standards in a timely manner or at all. If we cannot meet the standards requirements of the market or our prospective customers, we would likely lose orders to competitors.

     Because we operate in markets for which industry-wide standards have not yet been fully set, it is possible that any standards eventually adopted could prove disadvantageous to or incompatible with our business model and product lines. If any of the standards supported by us do not achieve or sustain market acceptance, our business and operating results would be materially and adversely affected.

Our markets are highly competitive, and our customers may purchase products from our competitors.

     The markets for our products are intensely competitive and characterized by rapidly changing technology. We believe that the principal competitive factors affecting the markets for our products include:

•	the extent to which products support existing industry standards and provide interoperability;

•	technical features;

•	ease of use;

•	quality and reliability;

•	level of security;

•	brand name, particularly in retail channels;

•	strength of distribution channels; and

•	price.

     We believe that competition in our markets is likely to intensify as a result of increasing demand for the type of products we offer. We currently experience competition from a number of companies. In our Security business, our competitors include:

•	Advanced Card Systems, Gemplus, O2Micro and OmniKey in smart card readers, ASICs and universal smart card reader interfaces.

     In our Digital Media and Video business, our competitors include:

•	Carry Computer Engineering, DataFab, Lexar, SanDisk, Simple Technology and SmartDisk for digital media readers; and

•	ADS, Canopus, Pinnacle Systems, Roxio and ULead for digital video capture and editing products.

     We also experience indirect competition from some of our customers who sell alternative products or are expected to introduce competitive products in the future. We may in the future face competition from these competitors and new competitors, such as Motorola, that develop digital content security products. In addition, the market for our products may ultimately include technological solutions other than ours and our competitors.

     Many of our current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements. Our competitors may also be able to devote greater resources to the development, promotion and sale of products and may be able to deliver competitive products at a lower end user price. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Therefore, new competitors, or alliances among competitors, may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share.

Seasonal trends in sales of our products may affect our quarterly operating results.

     Our business and operating results normally reflect seasonal trends. We have typically experienced lower revenue and operating income in the first quarter and second quarter and higher revenue in the third quarter and fourth quarter of each calendar year. We believe that the seasonal trends in our business and operating results are primarily due to the retail selling cycles of our consumer-oriented products, including our Digital Media and Video products. Because the market for consumer products is stronger in the second half of the year, we generally expect that our sales to retail distributors and to consumer-oriented OEMs will increase during that period. However, because of the unpredictability of the U.S. economy, there is no assurance that this increase will occur in the second half of 2002. In addition, our sales are impacted by the buying patterns of the U.S. government, which is an important customer for our PC Security products. These patterns tend to be variable in terms of the timing and size of orders, which contributes to the variability of our results on a quarterly basis.

A significant portion of our sales comes from a small number of customers and the loss of one of more of these customers could negatively impact our operating results.

     Our products are generally targeted at OEM customers in the consumer electronics, computer, digital appliance, digital media and conditional access system industries, and to retail distributors. Sales to a relatively small number of customers historically have accounted for a significant percentage of our total sales. For example, sales to our top 10 customers accounted for approximately 42% of our total net revenue in 2001, with one customer, Aston, accounting for 11% of our net revenue. We expect that sales of our products to a limited number of customers will continue to account for a high percentage of our total sales for the foreseeable future. The loss or reduction of orders from a significant OEM or retail customer, including losses or reductions due to manufacturing, reliability or other difficulties associated with our products, changes in customer buying patterns, or market, economic or competitive conditions in the digital information security business or digital media and video business, could result in decreased revenues and/or inventory or receivables write-offs and otherwise harm our business and operating results.

We face risks related to our increased dependence on a retail distribution model for distribution of our Digital Media and Video products.

     Historically, we sold substantially all our products directly to OEM customers. Following our acquisitions of Dazzle Multimedia and Microtech, we now sell a significant percentage of our products through our retail channel. Direct retail distribution creates additional risks for us including:

•	increased exposure to demand cycles caused as a result of seasonal or economic trends;

•	generally lower margins for products due to, among other factors, greater price competition and increased promotional and distribution costs;

•	the need to develop, and the related marketing expense of developing brand recognition for our Dazzle and Microtech branded products;

•	the need to protect the reputation of our brands for quality and value; and

•	the need to successfully and cost-effectively maintain current retail channels and develop new retail distribution channels for these products.

     We sell a substantial portion of our Digital Media and Video products through retailers, including Best Buy, CompUSA, Dixons/PC World, Fry’s Electronics, Office Depot, Staples, Sears, B&H Photo, The Good Guys, MicroCenter and CameraWorld.com. Our retail distributors may have limited capital to invest in inventory, and their decisions to purchase our products are partly a function of pricing, terms and special promotions offered by us and our competitors over which we have no control and which we cannot predict. We could lose market share if the retailers that carry our products do not grow as quickly as retailers that carry our competitors’ products. Also, the amount of our products that retailers purchase is subject to factors we do not control. For instance, retailers’ decisions to purchase our products depend on pricing, terms and special promotions offered by our competitors. If retailers choose not to purchase our products or choose to purchase less than what we expect, our sales will decrease or not grow at the rate we expect.

     We also sell our digital video products through distributors, including Ingram Micro, Northamber and Tech Data. Our distributor agreements are generally nonexclusive and may be terminated by either party without cause. If these agreements are terminated, we may not be able to find other distributors willing to purchase our digital video products. Certain distributors have experienced financial difficulties in the past. Distributors that account for significant sales of our consumer products may experience financial difficulties in the future, which could lead to reduced sales or write-offs.

     Because a large percentage of our Digital Media and Video sales are to a small number of customers that are primarily retailers or distributors, this can exert pressure on our revenues generated from these customers. As a result of this pricing pressure, we have reduced and may need to continue to reduce the prices of some of our Digital Media and Video products. Any reduction in prices will negatively impact our gross margins unless we are able to reduce our costs. Also, some customers are requesting that we sell our products to them on a consignment basis. If we agree to these arrangements, our inventory levels will increase, and this will increase our costs and the risk of inventory write-offs.

We have global operations, which require significant managerial and administrative resources.

     Operating in diverse geographic locations imposes significant burdens on our managerial resources. In particular, our management must:

•	divert a significant amount of time and energy to manage employees and contractors from diverse cultural backgrounds and who speak different languages;

•	manage different product lines for different markets;

•	manage our supply and distribution channels across different countries and business practices; and

•	coordinate these efforts to produce an integrated business effort, focus and vision.

     In addition, we are subject to the difficulties associated with operating in a number of time zones, which may subject us to additional unforeseen difficulties or logistical barriers. Operating in widespread geographic locations requires us to implement and operate complex information and operational systems. In the future we may have to exert managerial resources and implement new systems that may be costly. Any failure or delay in implementing needed systems, procedures and controls on a timely basis or in expanding current systems in an efficient manner could have a material adverse effect on our business and operating results.

Our key personnel are critical to our business, and such key personnel may not remain with us in the future.

     We depend on the continued employment of our senior executive officers and other key management and technical personnel. If any of our key personnel leave and are not adequately replaced, our business would be adversely affected. We provide compensation incentives such as bonuses, benefits and option grants, which are typically subject to vesting over four years, to attract and retain qualified employees. In addition, certain of our executive officers are subject to one-year non-compete agreements. Non-compete agreements are, however, generally difficult to enforce. Employee retention may become more difficult because of the uncertainty associated with the separation of our Security and Digital Media and Video businesses. Even though we provide competitive compensation arrangements to our executive officers and other employees, we cannot be certain that we will be able to retain them, including those individuals that are subject to non-compete agreements.

     We believe that our future success will depend in large part on our continuing ability to attract and retain highly qualified technical and management personnel. Competition for such personnel is intense, and we may not be able to retain our key technical and management employees or to attract, assimilate or retain other highly qualified technical and management personnel in the future.

Our OEM customers may develop technology similar to ours, resulting in a reduction in related customer purchases, canceled orders and direct competition from these customers.

     We sell our products to many OEMs who incorporate our products into their offerings or who resell our products in order to provide a more complete solution to their customers. If our OEM customers develop their own products to replace ours, this would result in a loss of sales to those customers as well as increased competition for our products in the marketplace. In addition, these OEM customers could cancel outstanding orders for our products, which could cause us to write down inventory already designated for those customers.

The rapid growth of our businesses may create significant burdens on our systems.

     Our business has grown substantially, with net revenue increasing from $23.6 million in 1995 to $184.9 million in 2001. We have expanded our Security business from solutions for the PC platform to include solutions for the digital television platform and have entered into the digital media and video markets. Managing businesses in each of these markets requires skilled management and substantial resources. To address our need for additional resources and because of various acquisitions, we have increased in size from 67 employees at December 31, 1995 to 515 as of March 31, 2002.

     Our business model contemplates continued revenue growth. If we do not manage this growth effectively, our stock price and financial condition could be materially and adversely affected. Our growth and our growth plans have placed and are likely to continue to place a significant burden on our operating and financial systems and increase responsibility for senior management and other personnel. Our existing management or any new members of management may not be able to improve our existing systems and controls or implement new systems and controls in response to our anticipated growth. In addition, our intention to reduce or re-deploy personnel to reduce expenses from time to time may limit our capacity to grow.

Any delays in our normally lengthy sales cycle could result in significant fluctuations in our quarterly operating results.

     Our initial sales cycle for a new OEM customer or retail distributor usually takes six to nine months. During this sales cycle, we may expend substantial financial resources and our management’s time and effort with no assurance that a sale will ultimately result. The length of a new customer’s sales cycle depends on a number of factors that we may not be able to control. These factors include the customer’s product and technical requirements and the level of competition we face for that customer’s business. Any delays in the sales cycle for new customers would limit our receipt of new revenue and might cause us to expend more resources to obtain new customer wins.

We face risks associated with our past and future acquisitions.

     A component of our business strategy is to seek to buy businesses, products and technologies that complement or augment our existing businesses, products and technologies. In 2000, we completed four acquisitions:

•	Microtech in June 2000;

•	2-Tel B.V. in September 2000;

•	Dazzle Multimedia in December 2000, by acquiring substantially all of the outstanding minority interest; and

•	the Personal Video Division of FAST Multimedia in July 2000, an acquisition completed through Dazzle Multimedia.

     The integration of the business and operations of any past or future acquisition is a complex, time consuming and expensive process. In order to successfully integrate any acquisition, we must, among other things, successfully:

•	attract and retain key management and other personnel;

•	integrate, both from an engineering and a sales and marketing perspective, the acquired products into our product offerings;

•	coordinate research and development efforts;

•	integrate sales forces;

•	consolidate duplicate facilities; and

•	cost effectively manage our combined business.

     Past and future acquisitions may disrupt ongoing operations, divert management from day-to-day business and adversely impact our results of operations. In addition, these types of transactions often result in charges to earnings for such things as transaction expenses, amortization of goodwill, or expensing of in-process research and development. Our available cash and our securities may be used to buy or invest in companies or products, which could result in significant acquisition-related charges to earnings and dilution to our stockholders. Moreover, if we buy a company, we may have to incur or assume that company’s liabilities, including liabilities that are unknown at the time of acquisition. We may be unable to complete any given acquisitions, which may limit the growth of our future revenues.

     During the fourth quarter of 2001, the Company evaluated its intangible assets for possible impairment by examining a number of factors including the current economic conditions and markets of past acquisitions and their products, as well as the Company’s best estimates for future revenues, cost of goods sold and operating costs related to those products. An independent valuation firm was used to assess the current value of these intangible assets given the information available. Based on the independent valuation firm’s finding, the Company determined that the intangible assets from a number of past acquisitions were impaired. The Company recorded a $36.1 million impairment charge in 2001 in order to adjust intangible assets to their estimated fair value as of December 31, 2001.

Our business is subject to risks related to our international sales.

     We were originally a German corporation, and we continue to conduct a substantial portion of our business in Europe. Approximately 58%, 48% and 52% of our revenues for the years ended December 31, 2001, 2000 and 1999, respectively, were derived from customers located outside the United States. Approximately 56% of our revenues for the quater ended March 31, 2002, 2000 and 1999, was derived from customers located outside the United States. Because a significant number of our principal customers are located in other countries, we anticipate that international sales will continue to account for a substantial portion of our revenues. As a result, a significant portion of our sales and operations may continue to be subject to certain risks, including:

•	foreign currency exchange rate change, especially since we do not currently engage in hedging activities with respect to our foreign currency exposure;

•	tariffs and other trade barriers, including import and export restrictions;

•	potential adverse tax consequences;

•	political or economic instability;

•	compliance with foreign laws;

•	difficulties in protecting intellectual property rights in foreign countries; and

•	transportation delays and interruptions.

We could lose money and our stock price could decrease as a result of write downs of our strategic investments.

     We have made strategic minority investments in private and public companies and in the future we may make additional strategic minority investments. Our strategic investments involve a number of risks and we have written down a number of these investments in 2001, including SmartDisk, Spyrus, and Satup. We may not realize the expected benefits of these transactions and we may lose all or a portion of our investment, particularly in the case of our private investments. If we were to lose these investments or if the investments were determined to be impaired, we would be forced to write off all or a portion of these investments, which would have a negative impact on our earnings in any given quarter.

Our products may have defects, which could damage our reputation, decrease market acceptance of our products, cause us to lose customers and revenue and result in liability to us, including costly litigation.

     Highly complex products such as our Digital Media and Video hardware and software products may contain defects for many reasons, including defective design or defective material. Often, these defects are not detected until after the products have been shipped. If any of our products contain defects or have reliability, quality or compatibility problems, our reputation might be damaged significantly, we could lose or experience a delay in market acceptance of the affected product or products, and we might be unable to retain existing customers or attract new customers. In addition, these defects could interrupt or delay sales. We may have to invest significant capital, technical, managerial and other resources to correct potential problems and potentially divert these resources from other development efforts. If we fail to provide solutions to potential problems, we could also incur product recall, repair or replacement costs. These potential problems might also result in claims against us by our customers or others.

     In addition, customers of our Security business rely on our token-based security products to prevent unauthorized access to their digital information. A malfunction of or design defect in our products could result in legal or warranty claims. Although we place warranty disclaimers and liability limitation clauses in our sales agreements and maintain product liability insurance, these measures may be ineffective in limiting our liability. Liability for damages resulting from security breaches could be substantial and the adverse publicity associated with this liability could adversely affect our reputation. These costs could have a material adverse effect on our business and operating results. In addition, a well-publicized security breach involving token-based and other security systems could adversely affect the market’s perception of products like ours in general, or our products in particular, regardless of whether the breach is actual or attributable to our products. In that event, the demand for our products could decline, which would cause our business and operating results to suffer.

Our business could suffer if we or our contract manufacturers cannot meet production requirements.

     Most of our products are manufactured outside the United States because we believe that global sourcing enables us to achieve greater economies of scale, improve gross margins and maintain uniform quality standards for our products. Any significant delay in our ability to obtain adequate supplies of our products from our current or alternative sources would materially and adversely affect our business and operating results. In an effort to reduce our manufacturing costs, we have shifted volume production of many of our product components to our wholly owned subsidiary in Singapore, SCM Microsystems (Asia) Pte. Ltd. In addition, we use contract manufacturers in Europe and Asia. Foreign manufacturing poses a number of risks, including:

•	transportation delays and interruptions;

•	difficulties in staffing;

•	currency fluctuations;

•	potentially adverse tax consequences;

•	unexpected changes in regulatory requirements;

•	tariffs and other trade barriers; and

•	political and economic instability.

     If we or any of our contract manufacturers cannot meet our production requirements, we may have to rely on other contract manufacturing sources or identify and qualify new contract manufacturers. Despite efforts to do so, we may be unable to identify or qualify new contract manufacturers in a timely manner and these new manufacturers may not allocate sufficient capacity to us in order to meet our requirements.

     We design and manufacture new products and technologies to address emerging markets that are early in their life cycles. In many cases, our products are the first of their kind to address the evolving business requirements of our customers. While we perform initial beta testing on all our products, in certain cases we are unable to test the efficacy of the design or functionality of our products for mass production. If we are successful in securing large contracts for our products, we cannot be certain that we will be able to produce them in sufficient quantities and that they will meet customer specifications.

We have a limited number of suppliers of key components.

     We rely upon a limited number of suppliers of several key components of our products. For example, we currently utilize the foundry services of TEMIC, Philips and Atmel to produce our ASICs for our digital TV modules, we utilize the foundry services of Atmel and Samsung to produce our ASICS for our smart cards readers, and we purchase digital video compression chips from Zoran and LSI Logic and digital video editing software from Main Concept and DVD Cre8. Our reliance on only one supplier could impose several risks, including an inadequate supply of components, price increases, late deliveries and poor component quality. Disruption or termination of the supply of these components could delay shipments of our products. These delays could have a material adverse effect on our business and operating results and could also damage relationships with current and prospective customers.

We may be exposed to risks of intellectual property infringement by third parties.

     Our success depends significantly upon our proprietary technology. We currently rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights. Our software, documentation and other written materials are protected under trade secret and copyright laws, which afford only limited protection. We generally enter into confidentiality and non-disclosure agreements with our employees and with key vendors and suppliers.

     Our SmartOS and SmartReady trademarks are registered in the United States, and we continuously evaluate the registration of additional trademarks as appropriate. We currently have patents issued in both the United States and Europe and have other patent applications pending worldwide. In addition, we have licenses for various other U.S. and European patents associated with our products. Although we often seek to protect our proprietary technology through patents, it is possible that no new patents will be issued, that our proprietary products or technologies are not patentable or that any issued patent will fail to provide us with any competitive advantages.

     There has been a great deal of litigation in the technology industry regarding intellectual property rights. Litigation may be necessary to protect our proprietary technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to use our proprietary information and software. In addition, the laws of some foreign countries do not protect proprietary and intellectual property rights to as great an extent as do the laws of the United States. Because many of our products are sold and a portion of our business is conducted overseas, primarily in Europe, our exposure to intellectual property risks may be higher. Our means of protecting our proprietary and intellectual property rights may not be adequate.

We may face claims of infringement of the intellectual rights of third parties, which could subject us to costly litigation, supplier and customer indemnification claims and the possible restriction on the use of our intellectual property.

     We have from time to time received claims that we are infringing upon third parties’ intellectual property rights. Our suppliers and customers may also receive similar claims. We have historically agreed to indemnify suppliers and customers for alleged patent infringement. The scope of this indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorney’s fees. We may periodically engage in litigation as a result of these indemnification obligations. Our insurance policies exclude coverage for third party claims for patent infringement.

     As the number of products and competitors in our target markets grows, the likelihood of infringement claims also increases. Any claims or litigation may be time-consuming and costly, cause product shipment delays, or require us to redesign our products or enter into royalty or licensing agreements. If we are unable to modify our products or obtain a license on commercially reasonable terms, or at all, a competitor of ours or a claimant against us or our customers may stop us or our customers from selling the allegedly infringing products.

     If we decide to incorporate third party technology into our products or if we are found to infringe on others’ intellectual property, we could be required to license intellectual property from a third party. We may also need to license some of our intellectual property to others in order to enable us to obtain cross-licenses to third party patents. We cannot be certain that licenses will be offered when we need them or that the terms offered will be acceptable. If we do obtain licenses from third parties, we may be required to pay license fees or royalty payments. In addition, if we are unable to obtain a license that is necessary to the manufacture of our products, we could be required to suspend the manufacture of products or stop our suppliers from using processes that may infringe the rights of third parties. We may be unsuccessful in redesigning our products or in obtaining the necessary licenses under reasonable terms or at all.

We may have to take back unsold Digital Media and Video inventory from our customers.

     Although our contractual obligations to accept returned products from our retail, distributor and OEM customers are limited, if consumer demand is less than anticipated these customers may ask that we accept returned products. We may determine that it is in our best interest to accept returns in order to maintain good relations. While we have experienced some product returns to date, returns may increase even more than present levels in the future.

Our failure to promote our brand successfully and achieve strong brand recognition in our target markets could limit or reduce demand for our Digital Media and Video products.

     We believe that brand recognition will be important to our success, particularly the recognizability of our Dazzle and Microtech brands. We plan to market these brands to increase awareness. If we fail to promote our brands successfully or if our marketing expenses are too large, our business may not grow as we anticipate. Also, if our products perform poorly or have other problems, the value of our brands will decrease.

We may experience significant amortization charges and may have future non-recurring charges as a result of past acquisitions.

     In connection with our previous acquisitions accounted for under the purchase method of accounting, in future periods we may experience significant charges related to the amortization of certain intangible assets. In addition, if we later determine that our intangible assets or goodwill are impaired, we will be required to take a related non-recurring charge to earnings.

Factors beyond our control could disrupt our operations and increase our expenses.

     We face a number of potential business interruption risks that are beyond our control. In 2001, the State of California experienced:

•	intermittent power shortages;

•	sharp increases in the cost of energy; and

•	interruptions of service to some business customers.

     If power shortages continue to be a problem our business may be materially adversely effected. Additionally, we may experience natural disasters that could interrupt our business. Our corporate headquarters are located near a major earthquake fault. The potential impact of a major earthquake on our facilities, infrastructure and overall operations is not known. Safety precautions have been implemented; however there is no guarantee that an earthquake would not seriously disturb our entire business process.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all the net proceeds from the sale of our common stock under this prospectus.

SELLING STOCKHOLDERS

     The following table sets forth as of June 4, 2002 certain information with respect to the beneficial share ownership of the selling stockholders. Applicable percentage ownership in the following table is based on 15,616,334 shares of common stock outstanding as of June 4, 2002. Except as otherwise indicated, there has been no material relationship between any of the selling stockholders and the registrant in the past three years.

     We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after June 4, 2002, while those shares are not included for purposes of computing percentage ownership of any other person. Unless otherwise indicated, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

	Shares of			Shares of
	Common Stock Beneficially			Common Stock Beneficially
	Owned Prior to the Offering		Shares to be	Owned After the Offering
			Sold Pursuant
Name of Selling Stockholder	Number	Percentage	to the Offering	Number	Percentage

Matthias Zahn	159,101	1.0%	159,101	0	*
Stefanie Koerner(1)	0	0%	0	0	*

(1)	Mr. Zahn may transfer to Mrs. Koerner, his wife, any of the 159,101 shares.

PLAN OF DISTRIBUTION

     As used herein, the term “selling stockholders” includes donees and pledgees selling shares received from a selling shareholder named in this prospectus after the date of this prospectus. We have been advised by the selling stockholders that they intend to sell all or a portion of the shares offered hereby from time to time in the Nasdaq National Market and that sales will be made at prices prevailing in the Nasdaq National Market at the times of such sales. The selling stockholders may also make private sales directly or through a broker or brokers, who may act as agent or as principal. Further, the selling stockholders may choose to dispose of the shares offered hereby by gift to a third party or as a donation to a charitable or other non-profit entity. In connection with any sales, the selling stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

     Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if such broker acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. All costs, expenses and fees in connection with the registration of the Shares offered hereby will be borne by the Company. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

     We have advised the selling stockholders that Regulation M promulgated under the Exchange Act may apply to sales in the market and have informed them of the possible need for delivery of copies of this prospectus. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and, if any such broker-dealers purchase shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

     Upon our being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a cross or block trade, a supplemental prospectus will be filed under Rule 424(c) under the Securities Act, setting forth the name of the participating broker-dealer(s), the number of shares involved, the price at which such shares were sold by the selling stockholders, the commissions paid or discounts or concessions allowed by the selling stockholders to such broker-dealer(s), and where applicable, that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus.

     Any securities covered by this prospectus which qualify for sale pursuant to Rules 144 and 701 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including any person who may be deemed to be our “affiliate, is entitled to sell within any three month period “restricted shares” beneficially owned by him or her in an amount that does not exceed the greater of (i) 1% of the then outstanding shares of common stock or (ii) the average weekly trading volume in shares of common stock during the four calendar weeks preceding such sale, provided that at least one year has elapsed since such shares were acquired from us or our affiliate. Sales are also subject to certain requirements as to the manner of sale, notice and availability of current public information regarding us. However, a person who has not been our “affiliate” at any time within three months prior to the sale is entitled to sell his or her shares without regard to the volume limitations or other requirements of Rule 144, provided that at least two years have elapsed since such shares were acquired from us or our affiliate. In general, under Rule 701 as currently in effect, any employee, consultant or advisor of us who purchases shares from us in connection with a compensatory stock or option plan or other written agreement related to compensation is eligible to resell such shares in reliance on Rule 144, but without compliance with certain restrictions contained in Rule 144.

     There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered hereunder.

SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of SCM, SCM has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by SCM of expenses incurred or paid by a director, officer, or controlling person of SCM in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, SCM will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby has been passed upon for SCM by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

     The consolidated financial statements and related consolidated financial statement schedule as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT SCM

     We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. The SEC’s public reference room in Washington, D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms, including locations of regional offices. Our SEC filings are also available to the public from our Web site at http://www.scmmicro.com or at the SEC’s Web site at http://www.sec.gov. Information on our Web site does not constitute part of this prospectus.

     We have filed with the Commission a registration statement (which contains this prospectus) on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the Commission and documents that we will file with the Commission in the future. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, until we close this offering. The documents we incorporate by reference are:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on March 26, 2002. Item 8 Financial Statements and Supplementary Data have been updated and are included in this filing.

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 3, 2002.

3.	Our proxy materials on Schedule 14A as filed with the Commission on April 29, 2002 and amended on May 8, 2002.

4.	The description of the SCM’s Common Stock contained in the Company’s Registration Statement on Form 8-A, filed with the Commission on September 5, 1997.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: SCM Microsystems, Inc., 47211 Bayside Parkway, Fremont, California 94538; telephone number (510) 360-2300.

MATERIAL CHANGES

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

of SCM Microsystems, Inc. and Subsidiaries:

      We have audited the accompanying consolidated balance sheets of SCM Microsystems, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of SCM Microsystems, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

San Jose, California

February 22, 2002
(March 14, 2002 as to Note 17 and June 17, 2002 as to Notes 7 and 13)

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2001	2000

	(In thousands, except per
	share data)
ASSETS
Current assets:
Cash and cash equivalents	$59,421	$33,699
Short-term investments	—	33,227
Accounts receivable, net of allowances of $5,331 and $3,700 as of December 31, 2001 and 2000, respectively	44,368	54,913
Inventories	32,690	36,799
Deferred income taxes	3,405	2,744
Other current assets	4,769	2,748

Total current assets	144,653	164,130
Property and equipment, net	10,464	10,476
Investments	1,482	8,070
Long-term deferred income taxes	11,252	5,086
Intangible assets, net of accumulated amortization of $22,505 and $7,651 as of December 31, 2001 and 2000, respectively	17,331	64,129
Other assets	406	504

Total assets	$185,588	$252,395

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$28,252	$27,167
Accrued compensation and related benefits	2,755	2,348
Accrued restructuring and professional fees	4,286	3,724
Accrued royalties	1,988	2,059
Other accrued expenses	3,992	3,940
Income taxes payable	2,010	1,147

Total current liabilities	43,283	40,385

Deferred tax liability	434	1,214
Minority interest	90	636
Commitments and contingencies (see Note 14 and 16)
Stockholders’ equity:
Common stock, $0.001 par value: 40,000 shares authorized; 15,541 and 15,237 shares issued and outstanding as of December 31, 2001 and 2000, respectively	16	15
Additional paid-in capital	224,433	223,677
Deferred stock compensation	(849)	(4,001)
Accumulated deficit	(74,408)	(6,061)
Other cumulative comprehensive loss	(7,411)	(3,470)

Total stockholders’ equity	141,781	210,160

Total liabilities and stockholders’ equity	$185,588	$252,395

See notes to consolidated financial statements

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2001	2000	1999

	(In thousands, except per share data)
Net revenue	$184,935	$157,834	$127,288
Cost of revenue	136,322	104,863	82,624

Gross profit	48,613	52,971	44,664

Operating expenses:
Research and development	13,230	13,525	8,900
Selling and marketing	29,609	23,373	13,322
General and administrative	20,353	14,062	11,293
Amortization of goodwill and intangibles	14,854	5,465	1,265
Impairment of goodwill and intangibles	36,068	—	600
In-process research and development	115	4,867	900
One-time and restructuring charges	5,194	5,683	568

Total operating expenses	119,423	66,975	36,848

Income (loss) from operations	(70,810)	(14,004)	7,816
Loss from investments	(8,529)	—	—
Interest income, net	1,929	5,930	6,365
Foreign currency transaction gains and other income	2,135	1,946	314

Income (loss) before income taxes and minority interest	(75,275)	(6,128)	14,495
Benefit (provision) for income taxes	6,699	1,032	(4,801)
Minority interest in loss (earnings) of consolidated subsidiaries	229	387	(586)

Net income (loss)	$(68,347)	$(4,709)	$9,108

Basic net income (loss) per share	$(4.46)	$(0.32)	$0.65

Diluted net income (loss) per share	$(4.46)	$(0.32)	$0.60

Shares used to compute basic net income (loss) per share	15,319	14,641	14,082

Shares used to compute diluted net income (loss) per share	15,319	14,641	15,086

See notes to consolidated financial statements.

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, 2001, 2000 and 1999
(In thousands)

						Other
	Common Stock		Additional	Deferred		Cumulative	Total
			Paid-in	Stock	Accumulated	Comprehensive	Stockholders’	Comprehensive
	Shares	Amount	Capital	Compensation	Deficit	Income (Loss)	Equity	Income (Loss)

	(In thousands)
Balances, January 1, 1999	14,006	$14	$168,897	$(72)	$(11,198)	$1,138	$158,779
Issuance of common stock upon exercise of options	171	—	2,947	—	—	—	2,947
Issuance of common stock under Employee Stock Purchase Plan	17	—	593	—	—	—	593
Tax benefits resulting from stock options	—	—	611	—	—	—	611
Amortization of deferred stock compensation	—	—	—	47	—	—	47
Unrealized gain on investments, net of deferred taxes	—	—	—	—	—	4,496	4,496	$4,496
Foreign currency translation adjustment	—	—	—	—	—	(1,371)	(1,371)	(1,371)
Earnings allocable to minority interest with negative basis	—	—	—	—	586	—	586	—
Net income	—	—	—	—	9,108	—	9,108	9,108

Comprehensive income	—	—	—	—	—	—	—	$12,233

Balances, December 31, 1999	14,194	14	173,048	(25)	(1,504)	4,263	175,796
Issuance of common stock upon exercise of options	291	—	9,917	—	—	—	9,917
Issuance of common stock under Employee Stock Purchase Plan	14	—	512	—	—	—	512
Issuance of common stock in exchange for the net assets of businesses acquired	738	1	34,555	—	—	—	34,556
Deferred compensation related to assumption of Dazzle stock plan	—	—	5,645	(5,645)	—	—	—
Amortization of deferred stock compensation	—	—	—	1,669	—	—	1,669
Unrealized loss on investments, net of deferred taxes	—	—	—	—	—	(5,894)	(5,894)	$(5,894)
Foreign currency translation adjustment	—	—	—	—	—	(1,839)	(1,839)	(1,839)
Earnings allocable to minority interest with negative basis	—	—	—	—	152	—	152	—
Net loss	—	—	—	—	(4,709)	—	(4,709)	(4,709)

Comprehensive loss	—	—	—	—	—	—	—	$(12,442)

Balances, December 31, 2000	15,237	15	223,677	(4,001)	(6,061)	(3,470)	210,160
Issuance of common stock upon exercise of options	66	—	362	—	—	—	362
Issuance of common stock under Employee Stock Purchase Plan	79	—	495	—	—	—	495
Issuance of common stock in exchange for the net assets of businesses acquired	159	1	2,352	—	—	—	2,353
Adjustment of deferred compensation related to terminated employees	—	—	(2,453)	2,453	—	—	—
Amortization of deferred stock compensation	—	—	—	699	—	—	699
Unrealized gain on investments, net of deferred taxes	—	—	—	—	—	527	527	$527
Foreign currency translation adjustment	—	—	—	—	—	(4,468)	(4,468)	(4,468)
Net loss	—	—	—	—	(68,347)	—	(68,347)	(68,347)

Comprehensive loss	—	—	—	—	—	—	—	$(72,288)

Balances, December 31, 2001	15,541	$16	$224,433	$(849)	$(74,408)	$(7,411)	$(141,781)

See notes to consolidated financial statements.

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2001	2000	1999

	(In thousands)
Cash flows from operating activities:
Net income (loss)	$(68,347)	$(4,709)	$9,108
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income taxes	(7,976)	(983)	(1,125)
Depreciation and amortization	18,154	8,347	3,188
Issuance of common stock for contract cancellation	—	1,163	—
In-process research and development	115	4,867	900
Loss on sale of fixed assets	381	270	—
Gain on sale of investment	—	(420)	—
Impairment of goodwill and intangibles	36,068	—	600
Minority interest in (loss) earnings of consolidated subsidiaries	(229)	(387)	586
Amortization of deferred stock compensation	699	1,669	47
Loss on long-term investments	8,529	—	—
Changes in operating assets and liabilities:
Accounts receivable	8,937	(22,204)	(10,324)
Inventories	2,676	(18,282)	(2,292)
Other assets	(1,987)	2,096	(2,973)
Accounts payable	1,955	6,244	1,741
Accrued expenses	1,206	3,798	1,910
Income taxes payable	902	(3,385)	588

Net cash provided by (used in) operating activities	1,083	(21,916)	1,954

Cash flows from investing activities:
Capital expenditures	(4,676)	(6,971)	(4,393)
Proceeds from disposal of fixed assets	590	457	—
Proceeds from sale of investment	—	39	—
Purchase of long-term investments	(993)	(3,359)	(6,046)
Businesses acquired, net of cash received	(2,203)	(31,420)	836
Maturities of short-term investments	60,697	135,253	79,719
Purchases of short-term investments	(27,506)	(88,468)	(76,867)

Net cash provided by (used in) investing activities	25,909	5,531	(6,751)

Cash flows from financing activities:
Payments on line of credit and other current debt	—	(3,325)	(34)
Payment on short-term debt	—	(1,183)	—
Proceeds from issuance of Dazzle equity securities, net	—	230	—
Proceeds from issuance of equity securities, net	857	10,429	3,624

Net cash provided by financing activities	857	6,151	3,590

Effect of exchange rates on cash and cash equivalents	(2,127)	(1,729)	(308)

Net increase (decrease) in cash and cash equivalents	25,722	(11,963)	(1,515)
Cash and cash equivalents, beginning of year	33,699	45,662	47,177

Cash and cash equivalents, end of year	$59,421	$33,699	$45,662

Supplemental disclosures of cash flow information — cash paid for:
Income taxes	$868	$6,106	$5,006

Interest	$14	$434	$56

Noncash investing and financing activities:
Businesses acquired for common stock	$2,353	$34,556	$—

Tax benefits from employee stock transactions	$—	$—	$611

Short-term debt converted to Dazzle preferred stock	$—	$235	$—

See notes to consolidated financial statements.

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2001, 2000 and 1999

1.     Organization and Summary of Significant Accounting Policies

      SCM Microsystems (the “Company” or “SCM”) designs, develops and sells hardware, software and silicon that enables people to conveniently and securely access digital content and services, including content and services that have been protected through digital encryption. The Company sells its products primarily into two broad markets: Security and Digital Media. In the Security market, SCM provides reader technology for access control systems deployed on the digital television and PC platforms. In the Digital Media market, SCM provides hardware and software products that help consumers capture, edit and share digital media content. The Company’s target customers are end user consumers as well as manufacturers in the consumer electronics, computer and conditional access system industries. The Company sells and licenses its products through a direct sales and marketing organization, both to the retail channel and to original equipment manufacturers (OEMs). We also sell through distributors, value-added resellers and system integrators worldwide. The Company maintains its corporate headquarters in California and maintains its international headquarters in Germany.

      Principles of Consolidation and Basis of Presentation — The accompanying consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

      Significant Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include an allowance for doubtful accounts receivable, reserves for sales returns, provision for inventory lower of cost or market adjustments, valuation allowances against deferred income taxes, estimates related to recovery of long lived assets and accruals of product warranty and other liabilities. Actual results could differ from these estimates.

      Cash Equivalents — The Company considers all highly liquid debt investments with maturities of three months or less at the date of acquisition to be cash equivalents.

      Short-Term Investments — Short-term investments consist of United States Treasury notes, corporate bonds, corporate notes, market auction preferred securities and United States government agency instruments, and are stated at fair value based on quoted market prices. Short-term investments are classified as available-for-sale. The difference between amortized cost and fair value representing unrealized holding gains or losses are recorded as a component of stockholders’ equity as other cumulative comprehensive income (loss). Gains and losses on sales of investments are determined on a specific identification basis.

      Long-Term Investments — Corporate equity securities included in long-term investments are stated at fair value based on quoted market prices. Long-term investments are classified as available-for-sale. The difference between amortized cost and fair value representing unrealized holding gains or losses are recorded as a component of stockholders’ equity as other cumulative comprehensive income (loss). Gains and losses on sales of investments are determined on a specific identification basis. The Company’s investments in Spyrus and Satup are accounted for by the cost method at December 31, 2000 and were written down to their fair value during 2001 when impairment indicators were present.

      Fair Value of Financial Instruments — The Company’s financial instruments include cash and cash equivalents, short-term investments, long-term investments and short-term debt. At December 31, 2001 and 2000, the fair value of cash and cash equivalents and short-term debt approximated their financial statement carrying amounts. (See Note 3 for fair value of investments.)

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Inventories — Inventories are stated at the lower of cost or market, using the first-in, first-out method.

      Property and Equipment — Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of three to five years except for buildings which are depreciated over thirty years. Leasehold improvements are amortized over the shorter of the lease term or their useful life.

      Intangible Assets — Intangible assets include acquired workforce, customer relations, non-compete agreements, trade names, core technology and goodwill associated with acquisitions accounted for under the purchase method. Such amounts are being amortized using the straight-line method over the useful lives of the related assets, from three to seven years.

      Long-Lived Assets — The Company evaluates its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by an asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.

      Revenue Recognition — Revenue from product sales is recognized upon product shipment, when a purchase order has been received, the sales price is fixed and determinable and collection of the resulting receivable is probable. Provisions for estimated warranty repairs and returns and allowances are provided for at the time products are shipped. Nonrecurring engineering contract revenue is recognized using the percentage of completion method. We recorded approximately $0.9 million, $1.4 million and $3.0 million of nonrecurring engineering contract revenue in 2001, 2000 and 1999, respectively.

      Income Taxes — The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, which requires the asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided to reduce net deferred tax assets to an amount that is more likely than not to be realized.

      Stock-Based Compensation — The Company accounts for its employee stock option plan in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and Financial Accounting Standards Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation. Accordingly, no compensation is recognized for employee stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at date of grant. If the exercise price is less than the market value at the date of grant, the difference is recognized as deferred compensation expense, which is amortized over the vesting period of the options. The Company accounts for stock options issued to non-employees in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation and Emerging Issues Task Force (“EITF”) Issue No. 96-18 under the fair value based method.

      Net Income (Loss) Per Share — Basic net income (loss) per share excludes dilution and is computed by dividing net income (loss) by the weighted average common shares outstanding for the period. Diluted net income (loss) per common share reflects the potential dilution that could occur if securities or other contracts (including subsidiary options) to issue common stock were exercised or converted into common stock. Common share equivalents are excluded from the computation in loss periods as their effect would be antidilutive.

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Foreign Currency Translation — The functional currencies of the Company’s foreign subsidiaries are the local currencies. Accordingly, translation adjustments for the subsidiaries have been included in stockholders’ equity. Gains and losses from transactions denominated in currencies other than the functional currencies of the Company or its subsidiaries are included in other income and expense.

      Concentration of Credit Risk — Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, short term investments and long term investments. The Company’s cash equivalents primarily consist of Money Market Accounts and commercial paper with maturities of less than 3 months. The Company primarily sells its products to companies in the United States, Asia and Europe. The Company does not require collateral or other security to support accounts receivable. To reduce risk, management performs ongoing credit evaluations of its customer’ financial condition. The Company maintains allowances for potential credit losses.

      Certain Significant Risks and Uncertainties — The Company sells its products primarily into the Security and Digital Media and Video markets. SCM believes that the following factors could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: we have incurred operating losses and may not achieve profitability; our quarterly operating results will likely fluctuate; revenues and operating results are difficult to estimate on a quarterly basis; weakness in the economy could decrease demand for our products; we may not be able to effectively or timely separate our Digital Media and Video and Security businesses; our listing on the Neuer Markt could expose our stock to additional risks of fluctuation; our stock price has been and will likely remain volatile; our sales are dependent on several emerging markets, which may not develop; we may not be able to develop and maintain the strategic relationships necessary to develop, sell and market products that are commercially viable and widely accepted; we may not be able to keep pace with technological change and meet the needs of our target market and customers; our markets are highly competitive; seasonal trends may effect our quarterly operating results; a significant portion of our sales comes from a small number of customers; our increased dependence on a retail distribution model; our global operations require significant resources; the loss of key personnel; our OEM customers may become our competitors; the rapid growth of our business could create significant burdens on our systems; delays in our normally lengthy sales cycle; risks associated with acquisitions; many of our customers are located outside the U.S.; we could lose money and our stock price could decrease as a result of write downs of strategic investments; product defects could damage our reputation and decrease market acceptance; we or our contract manufacturers may not be able to meet production requirements; we have a limited number of suppliers for key components; intellectual property infringement; product liability could create future problems; we may be required to take back unsold Digital Medial and Video inventory from our customers; we may not be able to promote our retail brands successfully; we could experience future non-recurring charges as a result of past acquisitions; and factors beyond our control could disrupt operations and increase our expenses.

      Comprehensive Income (Loss) SFAS No. 130, Reporting Comprehensive Income — requires an enterprise to report, by major components and as a single total, the change in net assets during the period from non-owner sources. Comprehensive income (loss) for the years ended December 31, 2001, 2000 and 1999 has been disclosed within the consolidated statements of stockholders’ equity and comprehensive income (loss).

      Recently Issued Accounting Standards — In August 2001, the Financial Accounting Standard Board issued SFAS No. 144, “Accounting for the Impairment of Long Lived Assets.” SFAS No. 144 supercedes SFAS No. 121, “Accounting for the Impairment of Long Lived Assets to be Disposed Of”, addressing financial accounting and reporting for the impairment or disposal of long lived assets. This statement is effective for our fiscal year beginning January 1, 2002. The Company early adopted SFAS

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

No. 144 in the fourth quarter of 2001. While the $36.1 million impairment charge was calculated and recorded in accordance with SFAS No. 144, the adoption of SFAS No. 144 did not have a material effect on the Company’s financial position, results of operations or cash flows.

      In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142, addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting of goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle, which is charged directly to retained earnings. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. SCM will adopt SFAS No. 142 in 2002 and, at that time, will stop amortizing goodwill that resulted from business combinations completed prior to June 30, 2001. Amortization of intangibles for fiscal 2002 for acquisitions made before June 30, 2001 is expected to be approximately $1.1 million. Intangible assets of approximately $2.1 million will be reclassed to goodwill and amortization will cease effective January 1, 2002. We do not expect to take any charges in 2002 associated with the adoption of SFAS No. 142.

      Reclassifications — Certain reclassifications have been made to the 1999 and 2000 financial statement presentation to conform to the 2001 presentation.

2.     Acquisitions and Divestitures

Dazzle Multimedia, Inc.

      On June 30, 1999, the Company acquired a 51% interest in Dazzle Multimedia, Inc. (“Dazzle”), a privately held digital video company based in Fremont, California, in a transaction that was accounted for under the purchase method of accounting. Prior to the acquisition, the Company had an initial investment in Dazzle totaling approximately $6.5 million consisting primarily of a $2.5 million convertible loan, a $0.2 million equity investment and receivables of $3.8 million from Dazzle resulting from sales to Dazzle during 1998 and 1999 prior to the acquisition date.

      The 51% interest was acquired by the Company directly from Dazzle in exchange for the conversion of the convertible loan and $2.0 million of the receivables discussed above and upon the exercise by the Company of a common stock warrant for $ 0.1 million. The warrant was originally issued by Dazzle in connection with the convertible loan financing transaction. Based on an independent valuation of Dazzle at the time of closing the transaction, which included a weighting of projected future discounted cash flows and market comparables, the total investment of $6.6 million (initial investment of $6.5 million plus $0.1 million warrant exercise) for a 51% stake in Dazzle, was reduced by an impairment charge of $0.6 million to reflect a fair value of $6.0 million. Included in one-time and restructuring charges are $0.3 million of headcount termination costs and $0.3 million of other costs for 1999.

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the allocation of the $6.0 million purchase price is as follows (in thousands):

In-process research and development	$900
Cash	963
Tangible assets	4,897
Assumed liabilities	(5,197)
Core technology	2,550
Trade name	400
Acquired workforce	200
Goodwill	1,278

Total	$5,991

      At the time of the acquisition, the estimated aggregate fair value of Dazzle’s research and development efforts that had not reached technological feasibility as of the acquisition date and, as of that date, had no alternative future uses was estimated by an independent valuation specialist to be $0.9 million, and was expensed at the acquisition date. Goodwill for the acquisition approximated $1.3 million and represented the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired less liabilities assumed. The estimated live of the acquired intangibles is five years.

      The following summary, prepared on a pro forma basis, combines the Company’s consolidated results of operations with Dazzle’s result of operations for the year ended December 31, 1999 as if Dazzle had been acquired as of the beginning of 1999. The table includes the impact of certain adjustments including the elimination of the special charge for acquired in-process research and development, elimination of intercompany profit and additional amortization relating to intangible assets acquired (in thousands, except per share data):

Year Ended
December 31,
1999

Revenues	$130,113
Net income	$9,464
Net income per share:
Basic	$0.67
Diluted	$0.63
Shares used in per share computations:
Basic	14,082
Diluted	15,086

      In 2000, SCM acquired an additional 43.8% of Dazzle’s outstanding share capital for $14.6 million in cash and 533,000 shares of SCM common stock valued at approximately $19.8 million at the acquisition. Direct acquisition costs were estimated at $0.1 million. In 2001, SCM acquired an additional 3.0% of Dazzle’s outstanding share capital for approximately $2.2 million in cash. The $2.2 million increased intangible assets by $2.1 million, and $0.1 million was expensed for Dazzle’s research and development efforts that had not reached technological feasibility and had no future uses.

      In connection with the acquisition of Dazzle, the Company issued options to purchase 200,746 shares of SCM common stock to Dazzle employees to replace their outstanding options granted under the Dazzle Stock Option Plan. Options to purchase 52,193 shares of SCM common stock were granted to replace Dazzle options that were outstanding when SCM first acquired a controlling interest in Dazzle. All of these options were fully vested. The fair value of these options of approximately

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$1.8 million was included in the purchase price of the Dazzle acquisition according to APB Opinion No. 16, Business Combinations and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation. Options to purchase 148,553 shares of SCM common stock were granted to replace Dazzle options granted subsequent to the date SCM first acquired a controlling interest in Dazzle. The intrinsic value as of the grant date of $5.6 million was recorded as deferred stock-based compensation expense according to APB Opinion No. 25, Accounting for Stock Issued to Employees and EITF Issue No. 00-23. The intrinsic value of $1.4 million related to these options that were vested on the date of grant was expensed on the grant date. The remaining deferred stock-based compensation is being amortized over the remaining vesting period of these options.

      A summary of the allocation of the purchase price for the additional 43.8% of Dazzle’s outstanding share capital is as follows (in thousands):

In-process research and development	$2,070
Core technology	3,588
Trade name	1,840
Acquired workforce	782
Minority interest acquired	447
Goodwill	27,597

Total	$36,324

      At the time of the acquisition, the estimated aggregate fair value of Dazzle’s research and development efforts that had not reached technological feasibility as of the acquisition date and, as of that date, had no alternative future uses was estimated by an independent valuation to be approximately $2.1 million, and was expensed at the acquisition date. Goodwill for the acquisition approximated $27.6 million and represented the excess of the purchase price over the fair value of identifiable intangible assets acquired. The estimated lives of the acquired intangibles is five years.

      Proforma results of operations to reflect the acquisition as if it had occurred on the first date of all periods presented would not be significantly different than SCM’s results of operations as stated.

2-Tel BV

      On September 28, 2000, SCM paid $4.1 million in cash and issued approximately 106,229 shares of its common stock, valued at $36.56 per share, to the shareholders of 2-Tel BV (“2-Tel”), a privately held smart card-based solutions company in The Netherlands, in exchange for all of the outstanding share capital of 2-Tel. The transaction has been accounted for under the purchase method of accounting and the results of operations were included in SCM’s results of operations since the date of the acquisition. In connection with the acquisition, SCM incurred acquisition costs of approximately $0.3 million.

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A valuation of the intangible assets related to the acquisition was completed in the fourth quarter of 2000. A summary of the allocation of the purchase price is as follows (in thousands):

In-process research and development	$1,920
Cash	10
Tangible assets	423
Assumed liabilities	(636)
Acquired workforce	120
Customer relations	240
Core technology	2,060
Goodwill	4,187

Total	$8,324

      Intangible assets from the acquisition approximated $8.5 million and represented the excess of the purchase price over the fair value of the tangible assets acquired less the liabilities assumed. The in-process research and development costs of $1.9 million were expensed in the last half of fiscal 2000. The intangible assets are being amortized on a straight-line basis over an estimated useful life of five years.

      Proforma results of operations to reflect the acquisition as if it had occurred on the first date of all periods presented would not be significantly different than SCM’s results of operations as stated.

Personal Video Division of FAST Multimedia

      Effective July 1, 2000, Dazzle acquired the Personal Video Division (“PVD”) of FAST Multimedia AG (“FAST”), a developer of digital video production hardware and software for professional markets, headquartered in Munich, Germany. The transaction was accounted for under the purchase method of accounting and the results of operations of this division were included in SCM’s results of operations since its acquisition. Under the terms of the agreement, Dazzle acquired FAST’s PVD and all the assets of the PVD division, including its research and development, marketing, sales, distribution and administrative operations. Dazzle paid FAST approximately $4.0 million in cash for the division. In addition, SCM issued 159,101 shares of its common stock valued at approximately $2.4 million during fiscal year 2001 when FAST met certain financial performance criteria. The additional consideration was recorded as goodwill.

      Acquisition costs related to this acquisition were $0.2 million. A valuation of the assets acquired was finalized in the fourth quarter of 2000. A summary of the allocation of the purchase price is as follows (in thousands):

In-process research and development	$877
Tangible assets	120
Deferred tax liability	(474)
Trade name	373
Acquired workforce	749
Core technology	146
Developed technology	671
Goodwill	1,736

Total	$4,198

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Intangible assets from the acquisition approximated $4.6 million and represented the excess of the purchase price over the fair value of the tangible assets acquired. The in-process research and development costs of $0.9 million were expensed in 2000. These intangible assets are being amortized on a straight-line basis over their estimated useful lives ranging from three to five years.

      Proforma results of operations to reflect the acquisition as if it had occurred on the first date of all periods presented would not be significantly different than SCM’s results of operations as stated.

Microtech International

      On June 27, 2000, SCM paid approximately $7.5 million in cash and issued approximately 98,700 shares of its common stock, valued at $91.19 per share, to the shareholders of Microtech International (“Microtech”), a privately held digital photography solutions company in North Branford, Connecticut, in exchange for all of the outstanding share capital of Microtech. The transaction has been accounted for under the purchase method of accounting and the results of operations of Microtech have been included in SCM’s results of operations since the date of acquisition. In connection with the acquisition, SCM incurred acquisition costs of approximately $1.0 million.

      A valuation of the intangible assets related to the acquisition was completed in the fourth quarter of 2000. A summary of the allocation of the purchase price is as follows (in thousands):

Cash acquired	$447
Tangible assets	7,160
Assumed liabilities	(7,872)
Trade name	3,500
Acquired workforce	700
Customer relations	2,100
Non-compete agreements	900
Goodwill	10,528

Total	$17,463

      Intangible assets from the acquisition approximated $17.7 million and represented the excess of the purchase price over the fair value of the tangible assets acquired less the liabilities assumed. The intangible assets are being amortized on a straight-line basis over their estimated useful lives of five years. On the date of the acquisition Microtech had deferred tax assets of approximately $3.6 million, mainly related to net operating loss (NOL) carryforwards. A full valuation allowance was provided against this asset due to certain limitations on the annual amounts of NOL to be used in the future. Subsequent to the acquisition, the valuation allowance was reduced by $0.3 million and recorded as a reduction to goodwill.

      The following summary, prepared on a pro forma basis, combines SCM’s consolidated results of operations with Microtech’s results of operations for each of the two years ended December 31, 2000, as if Microtech had been acquired at January 1, 1999. The table includes the impact of certain adjustments

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

including the elimination of intercompany profit and additional amortization relating to intangible assets acquired (in thousands, except per share data):

	Year Ended December 31,

	2000	1999

Revenues	$170,900	$150,323
Net income (loss)	$(9,067)	$3,748
Net income (loss) per share:
Basic	$(0.62)	$0.26
Diluted	$(0.62)	$0.25
Shares used in per share computations:
Basic	14,690	14,181
Diluted	14,690	15,185

Divestiture

      In April 2000, SCM sold to SmartDisk its interest in Impleo, a UK-based company, for $39,000 in cash and 24,579 shares of SmartDisk common stock, resulting in a net gain of $0.4 million. The gain is included in foreign currency transaction gain and other income in the statement of operations.

3.     Short-Term Investments

      The fair value of short-term investments at December 31, 2000 was as follows (in thousands):

	December 31, 2000

		Unrealized	Unrealized	Estimated
	Amortized	Gain on	Loss on	Fair
	Cost	Investments	Investments	Value

Corporate notes	$24,532	$42	$—	$24,574
Certificates of deposit	2,519	1	—	2,520
U.S. government agencies	6,139	—	(6)	6,133

Total	$33,190	$43	$(6)	$33,227

      There were no short-term investments at December 31, 2001.

4.     Long-Term Investments

      Long-term investments consist of (in thousands):

	December 31,

	2001	2000

Investment in Smartdisk, at fair value	$388	$1,306
Investment in ActivCard, at fair value	1,094	1,551
Investments in Spyrus, at cost	—	4,046
Investments in Satup, at cost	—	859
Other	—	308

Total	$1,482	$8,070

      In 1999, SCM made loans to Spyrus, a privately held company which provides Internet identification and encryption solutions for e-business. In March 2000, SCM converted its loans into shares of

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Spyrus’ Series B convertible preferred stock. In the fourth quarter of 2000, SCM invested an additional $0.5 million in Spyrus Series B convertible preferred stock. In July 2001, SCM invested an additional $0.3 million in Spyrus. As of December 31, 2001, SCM’s ownership of all outstanding shares of Spyrus was approximately 13.4%.

      In September 2000, SCM loaned $0.8 million to Satup Databroadcasting AG (“Satup”), a privately held satellite content distributor located in Weinstadt, Germany. In the fourth quarter of 2000, the loan was converted into common shares of Satup and an additional $0.1 million was invested into common shares. In 2001, SCM invested an additional $0.7 million in Satup common stock. SCM’s ownership in Satup as of December 31, 2001 was approximately 10%. Satup is also a customer of SCM. (See Note 15).

      During each quarter, the Company evaluates the above investments for possible asset impairment by examining a number of factors including the current economic conditions and markets for each investment, as well as, their cash position and anticipated cash needs for the short- and long-term. During the first and fourth quarters of 2001, because of the persistent deterioration of general economic conditions, changes in specific market conditions for each investment and difficulties by these companies in obtaining additional funding, SCM determined that our investments in SmartDisk, Spyrus and Satup were permanently impaired. Accordingly, in the first quarter of 2001 we wrote down our investment in SmartDisk to its fair market value as of March 31, 2001 and wrote down our investment in Spyrus to its estimated value which approximated 20% of the original cost. The result was a charge to the income statement of $5.7 million in the first quarter in 2001. In the fourth quarter of 2001, we wrote off our remaining balances for Spyrus, Satup and our investment in a Singapore subsidiary of PC Card. The result was a charge to the income statement of $2.8 million in the fourth quarter of 2001.

5.     Inventories

      Inventories consist of (in thousands):

	December 31,

	2001	2000

Raw materials	$20,498	$20,599
Finished goods	12,192	16,200

	$32,690	$36,799

6.     Property and Equipment

      Property and equipment, net consist of (in thousands):

	December 31,

	2001	2000

Land	$219	$151
Building and leasehold improvements	2,640	4,169
Furniture, fixtures and office equipment	12,370	10,329
Automobiles	414	405
Purchased software	4,424	3,002

Total	20,067	18,056
Accumulated depreciation	(9,603)	(7,580)

Property and equipment, net	$10,464	$10,476

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Goodwill and Other Intangible Assets

     We adopted Statement of Financial Accounting Standards No. 142, (“SFAS No. 142”), Goodwill and Other Intangible Assets, as of January 1, 2002. As defined by SFAS No. 142, we identified two reporting units which constitute components of our business that included goodwill. As of January 1, 2002, the fair value of these two reporting units were assessed and compared to the respective carrying amounts. Upon completion of the transitional impairment test, the fair value for each of our reporting units approximated or exceeded the reporting unit’s carrying amount and no impairment was indicated.

     Intangible assets and goodwill consist of the following (in thousands):

		December 31, 2001			December 31, 2000

		Gross			Gross
	Amortization	Carrying	Accumulated		Carrying	Accumulated
	Period	Amount	Amortization	Net	Amount	Amortization	Net

Core Technology	60 months	$5,290	$(2,769)	$2,521	9,015	$(1,113)	$5,575
Trade name	Indefinite	3,903	(1,703)	2,200	6,113	(538)	7,902
Non-compete	24 Months	719	(675)	44	900	(225)	675

Total Intangibles		9,912	(5,147)	4,765	16,028	(1,876)	14,152
Goodwill		29,924	(17,358)	12,566	55,752	(5,775)	49,977

Total		$39,836	$(22,505)	$17,331	$71,780	$(7,651)	$64,129

     In accordance with SFAS No. 142, only our intangible assets relating to core technology and non-compete agreements are subject to amortization. Assembled workforce and customer relations were recorded as goodwill as of January 1, 2002.

      Estimated future amortization expense is as follows (in thousands):

Fiscal Year	Amount

2002	$1,063

2003	730

2004	478

2005	285

2005	9

Total	$2,565

      Had the provisions of SFAS No. 142 been applied for the three years ended December 31, 2001, our net income (loss) and net income (loss) per share would have been as follows (in thousands, except per share amounts):

	December 31,

	2001	2000	1999

Net income (loss), as reported	$(68,347)	$(4,709)	$9,108

Add back amortization:

Trade name	1,123	538	42

Goodwill	11,625	3,855	957

Related income tax effect	(373)	(348)	(321)

Adjusted net income (loss)	$(55,972)	$(664)	$9,786

Net income (loss) per share:

Basic net income (loss) per share, as reported	$(4.46)	$(0.32)	$0.65

Add back above amortization and related income tax effect	0.81	0.27	0.05

Adjusted basic net income (loss) per share	$(3.65)	$(0.05)	$0.70

Diluted net income (loss) per share, as reported	$(4.46)	$(0.32)	$0.60

Add back above amortization and related income tax effect	0.81	0.27	0.05

Adjusted diluted net income (loss) per share	$(3.65)	$(0.05)	$0.65

      During the fourth quarter of 2001, the Company evaluated its intangible assets for possible impairment by examining a number of factors including the current economic conditions and markets of past acquisitions and their products, as well as the Company’s best estimates for future revenues, cost of goods sold and operating costs related to those products. An independent valuation firm was used to assess the current value of these intangible assets given the information available. Based on its finding, the Company determined that the intangible assets from a number of past acquisitions were impaired. The Company recorded a $36.1 million impairment charge in 2001 in order to adjust intangible assets to their estimated fair value as of December 31, 2001.

8.     Lines of Credit

      The Company has a revolving line of credit with a bank in Germany providing total borrowings of up to 0.8 million Euro (approximately $0.7 million as of December 31, 2001). The German line has no expiration date and bears interest at 7%. Borrowings under this line of credit are unsecured. The Company has an unsecured line of credit in France of 0.3 million Euro (approximately $0.3 million as of December 31, 2001) which bears interest at 4.48% and has no expiration date. In the United States, the Company has an unsecured $3.0 million line of credit which bears interest at 8.5% and expires in May 2002. In addition, the Company has a Singapore $1.2 million (approximately $0.6 million as of December 31, 2001) overdraft facility with a local bank due on demand. The Singapore line is secured by a U.S. $0.4 million fixed deposit and has a base interest rate of 7.5%. There were no amounts outstanding under any of these credit facilities as of December 31, 2001 and 2000.

9.     One-time and Restructuring Charges

      During 2001, SCM incurred one-time and restructuring charges of approximately $5.2 million primarily relating to legal settlement costs and expenses resulting from the consolidation of operations in various facilities.

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes the expenses related to these activities during 2001 (in thousands):

	Legal	Lease	Asset	Severance &
	Settlements	Commitments	Write Downs	Other Costs	Total

Provision	$1,830	$1,675	$336	$1,423	$5,264
Changes in estimates	—	(15)	(53)	(2)	(70)

	1,830	1,660	283	1,421	5,194
Payments or write offs	(1,252)	(145)	(240)	(841)	(2,478)

Balance as of December 31, 2001	$578	$1,515	$43	$580	$2,716

      The severance and other costs primarily relate to the reduction in force of approximately 81 employees. Approximately 20 of these employees were from Operations, 40 were from Sales and Marketing, 13 were from Research and Development and 8 were from General and Administrative functions. Approximately 44 were from the U.S., 19 in Asia and 18 were in Europe.

      SCM recorded one-time and restucturing charges of $5.7 million in 2000. Approximately $5.0 million of these charges related to contract termination, dispute resolution settlement and associated legal fees and $0.7 million was for the relocation and closure of certain SCM facilities and asset write-offs associated with those moves.

10.     Shareholders’ Equity

Stock Options

      Under the Company’s stock plans (the Plans), employees, directors and consultants may be granted incentive or nonqualified stock options for the purchase of the Company’s common stock and stock purchase rights. Options granted under the Plans are generally granted at fair market value, generally vest over a four-year period and are generally exercisable for a term of ten years after issuance. A total of 826,917 shares of common stock are currently reserved for future grant under the Plans.

      1997 Employee Stock Purchase Plan — Under the Company’s Employee Stock Purchase Plan (the Purchase Plan), up to 175,000 shares of the Company’s common stock may be issued. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions at a purchase price of 85% of the lower of fair market value of the common stock at the beginning or end of each offering period. During 2001, 2000 and 1999, a total of 79,402, 13,920 and 16,500 shares, respectively, were issued under the plan. As of December 31, 2001, 67,196 shares were available under the Purchase Plan for future issuance.

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Stock option activity during the periods indicated is as follows:

	Outstanding Options

		Weighted
	Number	Average
	of	Exercise
	Shares	Price

Balances as of January 1, 1999	1,496,068	$21.23
Options granted (weighted average fair value of $34.49 per share)	1,174,148	50.93
Options canceled	(81,339)	22.15
Options exercised	(190,629)	15.97

Balances as of December 31, 1999 (497,703 exercisable at $25.87 per share)	2,398,248	36.25
Options granted (weighted average fair value of $34.01 per share)	2,035,287	46.63
Options canceled	(589,541)	48.33
Options exercised	(291,041)	34.07

Balances as of December 31, 2000 (751,105 exercisable at $25.67 per share)	3,552,953	40.37
Options granted (weighted average fair value of $5.16 per share)	1,499,843	8.01
Options canceled	(526,103)	39.97
Options exercised	(66,389)	5.11

Balances as of December 31, 2001	4,460,304	$29.83

      The following table summarizes information about options outstanding as of December 31, 2001:

	Options Outstanding
				Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$ 1.56 - $ 1.56	3,206	5.60	$1.56	3,206	$1.56
$ 3.90 - $ 4.68	49,747	7.40	4.44	42,204	4.40
$ 7.21 - $ 9.50	1,877,533	8.80	8.19	472,860	8.66
$13.00 - $17.84	71,433	6.60	15.14	58,091	15.04
$21.98 - $32.00	733,369	7.60	30.36	289,704	30.12
$39.06 - $57.88	1,471,332	8.20	48.20	433,652	47.42
$63.00 - $83.00	253,684	7.60	74.16	144,496	72.08

$ 1.56 - $83.00	4,460,304	8.30	29.83	1,444,213	31.06

Additional Stock Plan Information

      As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations.

      SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), requires the disclosure of pro forma net income and net income per share as if the Company had adopted the fair value method. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the terms of the Company’s stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company’s calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions for the Company’s stock option grants:

	2001	2000	1999

Expected life	4 years	4 years	5 years
Risk-free interest rate	4.45%	5.76%	4.64%
Volatility	86%	84%	77%
Dividend yield	None	None	None

      The following weighted average assumptions are included in the estimated grant date fair value calculations for rights to purchase stock under the Purchase Plan:

	2001	2000	1999

Expected life	6 months	6 months	6 months
Risk-free interest	4.29%	5.72%	5.29%
Volatility	86%	84%	77%
Dividend yield	None	None	None

      The weighted-average fair value of purchase rights granted under the Purchase Plan in 2001, 2000 and 1999 was $5.74, $36.78 and $51.27 per share, respectively.

      If the computed fair values of the 2001, 2000 and 1999 awards under the Stock Option Plans and Employee Stock Purchase Plan had been amortized to expense over the vesting period of the awards, the Company’s pro forma net loss and earnings per share for the three fiscal years in the period ended December 31, 2001 would have been as follows (in thousands):

	2001	2000	1999

Pro forma net loss	$(91,226)	$(13,312)	$(1,192)
Pro forma earnings per share:
Basic net loss per share	$(5.95)	$(0.91)	$(0.08)
Diluted net loss per share	$(5.95)	$(0.91)	$(0.08)

Deferred Stock-based Compensation — Employees

      During fiscal 2000, Dazzle granted options to purchase 1,026,000 shares of Dazzle common stock with exercise prices below fair market value to employees. The Company recorded compensation expense of $30,000 related to these options in fiscal 2000. All of these options were replaced with options to purchase SCM options in connection with the acquisition of Dazzle. (See Note 2.)

      In connection with the acquisition of Dazzle, the Company issued options to purchase 200,746 shares of SCM common stock to Dazzle employees to replace their outstanding options granted under the Dazzle Stock Option Plan. Options to purchase 52,193 shares of SCM common stock were granted to replace Dazzle options that were outstanding when SCM first acquired a controlling interest in Dazzle. All these options were fully vested. The fair value of these options of approximately $1.8 million was included in the purchase price of the Dazzle acquisition according to APB Opinion No. 16, Business Combinations and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation. Options to purchase 148,553 shares of SCM common stock were granted to replace

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dazzle options granted subsequent to the date SCM first acquired a controlling interest in Dazzle. The intrinsic value as of the grant date of $5.6 million was recorded as deferred stock-based compensation according to APB Opinion No. 25, Accounting for Stock Issued to Employees and EITF Issue No. 00-23. The intrinsic value of $1.4 million related to these options that were vested on the date of grant and were expensed on the grant date. During 2001, a number of employees who were granted options under the program described above left the Company. Deferred stock-based compensation was reduced by $2.5 million for these employees since the related unvested options were cancelled. The remaining deferred stock-based compensation is being amortized over the remaining vesting periods of these options. For the year ended December 31, 2001 and 2000, the Company expensed approximately $0.7 million and $1.7 million, respectively, of the deferred stock-based compensation.

Deferred Stock-based Compensation — Non-employees

      In May 2000, the Company granted a stock option to purchase 4,811 shares of common stock to a vendor. These options vest over a four-year period and expire ten years from the date of grant. The vesting of this award is not contingent upon the performance of future services. The fair value of this option at the grant date was estimated to be $99,000 using the Black-Scholes option pricing model. During the years ended December 31, 2001 and 2000, $24,750 and $14,000, respectively, was recognized as compensation expense.

11.     Income Taxes

      Income (loss) before income taxes for domestic and non-U.S. operations is as follows (in thousands):

	2001	2000	1999

Net income (loss) before income taxes:
U.S.	$(74,723)	$(15,663)	$(5,013)
Foreign	(552)	9,535	19,508

Total income (loss) before income taxes	$(75,275)	$(6,128)	$14,495

      The benefit (provision) for income taxes consisted of the following (in thousands):

	2001	2000	1999

Deferred:
Federal	$4,006	$981	$1,243
State	963	393	281
Foreign	1,687	(391)	10

	6,656	983	1,534

Current:
Federal	—	—	(733)
State	—	—	(208)
Foreign	43	49	(5,394)

	43	49	(6,335)

Total benefit (provision) for income taxes	$6,699	$1,032	$(4,801)

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Significant items making up deferred tax assets and liabilities are as follows (in thousands):

	December 31,

	2001	2000

Deferred tax assets:
Accounts receivable allowances	$1,988	$683
Inventory reserve	436	759
Net operating loss carryforwards	19,915	9,041
Unrealized loss on investment	581	941
Other accruals	1,135	2,646

	24,055	14,070
Less valuation allowance	(9,398)	(6,240)

	14,657	7,830
Deferred tax liability:
Intangibles and other assets	(130)	(1,031)
Other	(304)	(183)

	(434)	(1,214)

Net deferred tax asset	$14,223	$6,616

      Net operating losses of $17.7 million for federal and state tax purposes attributable to the tax benefit relating to the exercise of nonqualifying stock options and disqualifying dispositions of incentives stock options are excluded from the components of deferred income tax assets. The tax benefit associated with this net operating loss will be recorded as an adjustment to stockholders’ equity when the Company generates taxable income.

      The increased valuation allowance in 2001 relates primarily to net operating losses in foreign locations. Management believes the realizability of the net deferred tax asset of $14.2 million as of December 31, 2001 is likely considering SCM’s projections of future taxable income. The Company has provided a valuation allowance of $9.4 million as of December 31, 2001 due to the uncertainty of the use of the net operating loss carryforwards due primarily to certain limitations with acquired net operating losses, losses in certain foreign and other tax jurisdictions.

      The benefit (provision) for taxes reconciles to the amount computed by applying the statutory federal rate to income (loss) before income taxes as follows:

	2001	2000	1999

Computed expected tax benefit (provision)	34%	34%	(35)%
State taxes, net of federal benefit	1%	4%	—
Foreign taxes benefits provided for at rates other than U.S. statutory rate	5%	17%	10%
Foreign research and development credit	1%	30%	—
Expenses not currently deductible for tax purposes	(11)%	(62)%	(8)%
Impairment of nondeductible goodwill and intangibles	(16)%	—	—
Other	(5)%	(6)%	—

Benefit (provision) for income taxes	9%	17%	(33)%

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company had net operating loss carryforwards of approximately $49.3 million and $22.6 million for federal and state income tax purposes, respectively. The U.S. federal net operating loss carryforwards will expire in the years 2008 through 2021, and the California net operating loss carryforwards will expire in the years 2002 through 2006. Federal and California tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in the ownership of the Company, which constitutes an “ownership change” as defined by the Internal Revenue Code, Section 382. An ownership change occurred in 1996, resulting in the U.S. subsidiary’s federal and California net operating loss carryforwards being subject to an annual limitation of approximately $0.3 million. Another ownership change resulted from the Company’s IPO. Any unused annual limitations may be carried forward to increase the limitations in subsequent years. Additionally, the use of net operating loss carryforwards of Dazzle and Microtech are both limited to approximately $0.6 million per year.

12.     Net Income (Loss) Per Share

      The following is a reconciliation of the numerators and denominators used in computing basic and diluted net income (loss) per share from continuing operations (in thousands).

	Years Ended December 31,

	2001	2000	1999

Net income (loss) (numerator), basic	$(68,347)	$(4,709)	$9,108
Dilutive effect of Dazzle options	—	—	(93)

Net income (loss) (numerator), diluted	$(68,347)	$(4,709)	$9,015

Shares (denominator):
Weighted average common shares outstanding used in computation of basic	15,319	14,641	14,082
Dilutive effect of common stock equivalents using the treasury stock method	—	—	1,004

Shares used in computation, diluted	15,319	14,641	15,086

Net income (loss) per share:
Basic	$(4.46)	$(0.32)	$0.65

Diluted	$(4.46)	$(0.32)	$0.60

      Excluded from the computation of diluted EPS for the year ended December 31, 2001 are common equivalent shares resulting from the effect of 4,460,304 and 15,798 shares issuable under stock options and warrants, respectively, because their inclusion would be antidilutive. Such options and warrants had weighted average exercise prices of $29.83 and $5.72 per share, respectively. Excluded from the computation of diluted EPS for the year ended December 31, 2000 are common equivalent shares resulting from the effect of 3,552,953 and 15,798 shares issuable under stock options and warrants, respectively, because their inclusion would be antidilutive. These options and warrants had a weighted average exercise price of $40.37 and $5.72 per share, respectively. Excluded from the computation of diluted EPS for the year ended December 31, 1999 are common equivalent shares resulting from the effect of 404,707 shares issuable under stock options because their inclusion would be antidilutive. Such options and warrants had weighted average exercise prices of $62.89 for 1999.

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Segment Reporting, Geographic Information and Major Customers

     We have adopted the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, in 1998. SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas, and major customers. The method for determining what information to report is based on the way that we organize our operating segments within SCM for making operating decisions and assessing financial performance. Our chief operating decision maker is our executive staff, consisting of our Chief Executive Officer and Chief Financial Officer.

     Beginning with fiscal 2002, and going forward, our operations were structured around two businesses: Security, which comprises our digital TV and PC security products, and Digital Media and Video, which comprises our digital media and digital video products. The executive staff reviews financial information and business performance along these two product segments. We evaluate the performance of its segments at the revenue and gross margin level. Our reporting systems do not track or allocate operating expenses or assets by segment. We do not include intercompany transfers between segments for management purposes.

      Summary information by segment for the years ended December 31, 2001, 2000 and 1999 is as follows (in thousands):

	Years Ended December 31,

	2001	2000	1999

Security:
Revenues	$90,613	$52,014	$50,003
Gross margin	26,127	18,633	19,861
Digital Media and Video:
Revenues	$94,322	$105,828	$77,285
Gross margin	22,486	34,338	24,803
Total:
Revenues	$184,935	$157,834	$127,288
Gross margin	48,613	52,971	44,664

      Additional information regarding revenue by geographic region is as follows (in thousands):

	Years Ended December 31,

	2001	2000	1999

United States	$77,551	$81,873	$60,536
Europe	71,552	51,442	42,501
Asia-Pacific	35,832	24,519	24,251

	$184,935	$157,834	$127,288

      Geographic revenues are based on the countries where the customers are located.

      One customer represented 11% of net revenue in 2001. No customer exceeded 10% of total net revenues for 2000 and 1999.

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.     Commitments

      The Company leases its facilities, certain equipment, and automobiles under noncancelable operating lease agreements. These lease agreements expire at various dates during the next fifteen years. Rent expense was $2.3 million, $1.9 million, and $1.5 million in 2001, 2000, and 1999, respectively.

      Future minimum lease payments under noncancelable operating leases as of December 31, 2001 are as follows for the years ending (in thousands):

Years Ending
December 31,

2002	$3,075
2003	2,174
2004	1,870
2005	1,607
2006	1,296
Thereafter	1,847

Total minimum lease payments	$11,869

15.     Related Party Transactions

      In September 2000, SCM loaned $0.8 million to Satup, a privately held satellite content distributor located in Weinstadt, Germany. In the fourth quarter of 2000, the loan was converted into common shares of Satup and an additional $0.1 million was invested into common shares. In 2001, SCM invested an additional $0.7 million in Satup common stock. SCM’s ownership in Satup as of December 31, 2001 was approximately 10%. During 2001, SCM recognized no revenue from Satup and had an accounts receivable of $0.3 million as December 31, 2001. During 2000, SCM recognized $0.3 million in revenue from Satup and had an accounts receivable of $0.4 million as December 31, 2000.

      In 1999, SCM loaned $3.6 million to Spyrus, Inc., a privately held company which provides Internet identification and encryption solutions for e-business. In March 2000, Spyrus consummated a $20.2 million preferred stock financing. In this transaction, SCM acquired 35,500,000 shares of Spyrus’ Series B preferred stock at a price of $0.10 per share through the conversion of the loan. This represented approximately 15.8% of Spyrus’ outstanding common stock on an as converted basis. In connection with this transaction, three directors of SCM acquired additional Spyrus Series B preferred stock on the same terms as SCM. Shares held by these individuals represent approximately 3.6% of Spyrus’ outstanding common stock on an as converted basis. SCM has the right to appoint a director to Spyrus’ board of directors and a member of SCM’s Board currently serves as SCM’s appointee.

      In the fourth quarter of 2000, SCM invested an additional $0.5 million in Series B preferred stock. In July 2001, SCM invested an additional $0.3 million in Spyrus. As of December 31, 2001, SCM’s ownership of all outstanding shares of Spyrus was approximately 13.4%. Shares held by SCM’s directors remained unchanged and represented approximately 2.8% of Spyrus’ outstanding common stock on an as converted basis.

SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.     Legal Proceedings

      The Company from time to time could be subject to claims arising in the ordinary course of business or a defendant in lawsuits. While the outcome of such claims or other proceedings can not be predicted with certainty, management expects that any such liabilities, to the extent not provided for by insurance or otherwise, will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

      In 2000, SCM issued 28,871 shares of common stock and paid cash for a contract termination, dispute resolution settlement and legal fees. The total amounts recorded for these items were $5.0 million. Such amounts are included in One-time and Restructuring Charges.

      In 2001, SCM paid cash for dispute resolution settlements and legal fees. The total amounts recorded for these items were $1.8 million. Such amounts are included in One-time and Restructuring Charges.

17.     Subsequent Event

      In March 2002, SCM announced its intent to acquire Towitoko AG, a leading supplier of smart card-based security solutions for home banking and private PC access in the German-speaking market. Towitoko AG is a private company based in Munich. The acquisition will be recorded under purchase accounting and is expected to be completed in the second quarter of 2002. The purchase price will be approximately $5 million in cash.

18.     Quarterly Results of Operations (Unaudited)

      The following is a summary of the unaudited quarterly results of operations for 2001 and 2000 (in thousands, except per share data):

	Quarter Ended

	March 31	June 30	September 30	December 31

	(Unaudited)
2001:
Net revenue	$45,107	$46,600	$46,471	$46,757
Gross profit	4,244	15,181	15,094	14,094
Loss from operations	(17,930)	(7,215)	(3,580)	(42,085)
Net loss	(18,354)	(5,217)	(2,047)	(42,729)
Net loss per share
Basic	(1.20)	(0.34)	(0.13)	(2.78)
Diluted	(1.20)	(0.34)	(0.13)	(2.78)
2000:
Net revenue	$32,072	$30,048	$43,263	$52,451
Gross profit	11,966	9,964	14,266	16,775
Income (loss) from operations	2,354	(536)	(3,734)	(12,088)
Net income (loss)	2,678	1,247	(2,411)	(6,223)
Net income (loss) per share
Basic	0.19	0.09	(0.17)	(0.41)
Diluted	0.17	0.08	(0.17)	(0.41)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses, payable by SCM in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

Amount
to be Paid

SEC registration fee	$134
Transfer Agents’ Fees	$1,000
Financial printers expenses	$1,000
Legal fees and expenses	$10,000
Accounting fees and expenses	$6,500
Miscellaneous expenses	$366

Total	$19,000

Item 15. Indemnification of Directors and Officers

     The Registrant’s Certificate of Incorporation, as amended and restated, provides that its directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors except for liability arising out of: (i) a breach of their duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. The Registrant’s charter documents provide that the Registrant shall indemnify its officers, directors and agents to the fullest extent permitted by law, including those circumstances where indemnification would otherwise be discretionary. The Registrant believes that indemnification under its charter documents covers at least negligence and gross negligence on the part of indemnified parties.

     The Registrant has entered into indemnification agreements with each of its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Registrant, among other things, to indemnify each director and officer against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance such persons’ expenses incurred as a result of any proceeding against him or her as to which such person could be indemnified.

Item 16. Exhibits

Exhibit No.	Description

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding the legality of the securities being registered
23.1	Consent of Deloitte & Touche LLP, independent auditors
23.2	Consent of Wilson, Sonsini, Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-3)

Item 17. Undertakings

     SCM hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(c)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by SCM pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

2.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining any liability under the Securities Act, each filing of SCM’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

6.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of SCM pursuant to the foregoing provisions, or otherwise, SCM has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by SCM of expenses incurred or paid by a director, officer, or controlling person of SCM in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, SCM will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, SCM certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 20th day of June 2002.

SCM MICROSYSTEMS, INC.

By:	/s/ Andrew Warner

Andrew Warner Chief Financial Officer

POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Andrew Warner or Steven Humphreys jointly and severally, as attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendment to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Capacity in Which Signed	Date

/s/ Steven Humphreys Steven Humphreys	Chairman of the Board	June 17, 2002

/s/ Robert Schneider Robert Schneider	Chief Executive Officer (Principal Executive Officer) and Director	June 17, 2002

/s/ Andrew Warner Andrew Warner	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	June 17, 2002

/s/ Oystein Larsen Oystein Larsen	Director	June 20, 2002

/s/ Poh Chuan Ng Poh Chuan Ng	Director	June 17, 2002

/s/ Simon Turner Simon Turner	Director	June 18, 2002

/s/ Andrew Vought Andrew Vought	Director	June 17, 2002

/s/ Manuel Cubero Manuel Cubero	Director	June 17, 2002

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding the legality of the securities being registered
23.1	Consent of Deloitte & Touche LLP, independent auditors
23.2	Consent of Wilson, Sonsini, Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-3)